April 20, 2005

Mail Stop 0406

Mr. Charles G. Betty
Chief Executive Officer
EarthLink, Inc.
1375 Peachtree St.
Atlanta, Georgia 30309

	RE:	EarthLink, Inc.
      File no. 001-15605
		Form 10-K: For the Year Ended December 31, 2004


Dear Mr. Betty:

	We have reviewed the above referenced filing and have the following comments. Please note that we have limited the scope of our review to the reclassification of your auction rate securities from cash equivalents to short-term investments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Annual Report on Form 10-K for the Year Ended December 31, 2004

Note 2. Summary of Significant Accounting Policies

Reclassifications, page 72

1. We note that you have made significant changes to your previously reported consolidated balance sheets and statements of cash flows related to reclassifications of auction rate securities from cash equivalents to short-term investments. Supplementally, explain to us how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange
Act reports. In addition, tell us how you considered this change in concluding that your disclosure controls and procedures were effective as of December 31, 2004.

Note 6. Investments, pages 77-78

2. We note that you have determined whether to classify your auction rate securities as current or noncurrent assets based on the date of the next auction. Supplementally, tell us whether any of the securities that have been classified as current have long-term maturity dates. If so, justify the classification as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period. Refer to SFAS 115, paragraph 17 and ARB No. 43, Chapter 3A.
Further, tell us what consideration you gave to disclosing the actual maturity dates of these securities and the judgments and assumptions involved in determining the classification.

*****

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 942-8645, Stephen Krikorian, Branch Chief, at (202) 942-2959 or me at
(202) 942-2949 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


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EarthLink, Inc.
April 20, 2005
page 1